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Exhibit 1.6

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

COGNICASE supports CGI's revised Offer

Montreal, Quebec, January 1, 2003—CGI Group Inc. ("CGI") (TSX: GIB.A; NYSE: GIB) and COGNICASE Inc. ("COGNICASE") (TSX: COG; Nasdaq: COGI) announced today that they have entered into a support agreement (the "Support Agreement") whereby COGNICASE will support CGI's revised Offer and the Board of Directors of COGNICASE has agreed to recommend the acceptance of such revised Offer to its shareholders. The consideration payable under CGI's revised Offer shall be increased from $4.25 to $4.50 cash and from 0.5484 to 0.6311 Class A Subordinate Shares ("CGI Shares") of CGI per COGNICASE share subject to a maximum aggregate cash consideration and a maximum aggregate share consideration, representing respectively, on any take-up date, a value equal to 56% and 44% of the aggregate revised Offer price payable under the revised Offer on such take-up date using a CGI Share price of $7.13. Under the revised Offer, the number of CGI Shares to be issued would remain essentially the same as under the initial Offer.

BMO Nesbitt Burns Inc., financial advisors to the special committee of COGNICASE's Board of Directors, has delivered to the Board of Directors a written opinion to the effect that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the shareholders of COGNICASE. Based on the foregoing, the Board has concluded that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the shareholders of COGNICASE and recommends to shareholders the acceptance thereof.

COGNICASE's Board has resolved to waive the application of the shareholder rights plan dated December 19, 2002 ("Rights Plan") to CGI's revised Offer in order to allow CGI to proceed with the revised Offer and take-up and pay for COGNICASE shares deposited into the revised Offer without any dilutive effects.

Pursuant to the Support Agreement, COGNICASE has agreed to cease any ongoing discussions and not to solicit or engage in any further discussions relating to a competing proposal except in limited circumstances and that if, among other things, COGNICASE's Board modifies or withdraws its recommendation in favour of CGI's revised Offer or recommends to shareholders the acceptance of a take-over bid or any other transaction other than CGI's revised Offer, COGNICASE would pay to CGI an amount equal to $0.09 (or 2% of the cash consideration per share) per COGNICASE share which are the object of CGI's revised Offer.

The Notice of Change and Variation of CGI containing a complete description of CGI's revised Offer shall be mailed to shareholders of COGNICASE by no later than January 3, 2003. The Notice of Change to the Directors' Circular of COGNICASE containing the recommendation to shareholders to accept CGI's revised Offer shall be mailed to shareholders of COGNICASE by no later than January 6, 2003.

CGI's revised Offer represents a 48% and 59% premium over the 20-day and 90-day weighted average closing price of the COGNICASE shares on the Toronto Stock Exchange ("TSX"), respectively, on the day prior to the announcement of the Offer on December 6, 2002. CGI's revised Offer also represents a 32.4% premium over the closing price of the COGNICASE shares on the TSX on such date.

Serge Godin, Chairman of the Board and CEO of CGI, said, "We are pleased that CGI and COGNICASE have come to an agreement based on this revised Offer, which represents a fair price for both COGNICASE and CGI shareholders. We are excited about the potential benefits that this transaction could realize for the clients, employees and shareholders of both companies. We, at CGI, would be very proud to welcome all COGNICASE professionals to join us in building a world leader in information technology and business processing services."

CGI also confirmed that the Commissioner of Competition has issued an advance ruling certificate under the Competition Act (Canada) confirming that CGI's revised Offer can be completed by January 13, 2003.

CGI's revised Offer is open for acceptance until midnight (Montreal Time) on January 13, 2003, unless withdrawn or extended.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI's order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

About COGNICASE

Founded in 1991, COGNICASE is the second largest independent information technology solutions provider in Canada. COGNICASE has an annualized revenue run-rate of approximately CDN$500 million and a solid recurring revenue base. Relying on its results-driven approach, its software and technology and its Application Services Technology Centres, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success. COGNICASE's shares are listed on the TSX (COG) and Nasdaq (COGI). They are included in the S&P/TSX Canadian Information Technology Sector Index.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s and/or COGNICASE Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond their control. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s and/or COGNICASE Inc.'s Annual Report or Form 40-F filed with the SEC, their Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. Each of CGI and COGNICASE disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

COGNICASE:

Michelle Courchesne,
Executive Vice-President,
Marketing and Communications
(514) 228-8928
michelle.courchesne@cognicase.com

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  Exhibit 1.6